SCHEDULE I



                           FEE SCHEDULE - TAX EXEMPT TRUST

                   CALIFORNIA INTERMEDIATE-TERM MUNICIPAL PORTFOLIO

                                   OCTOBER 29, 1993


The Manager will be paid a fee which is calculated daily and paid monthly at an annual rate of .39% of the Portfolio's average daily net assets.